VIA EDGAR

June 25, 2021

Office of Life Sciences
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Kasey Robinson and Christopher Edwards

Re:	Aerovate Therapeutics, Inc. Acceleration Request for Registration Statement on Form S-1 File No. 333-256949

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Aerovate Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to June 29, 2021, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Edwin M. O’Connor at (212) 813-8853. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Edwin M. O’Connor, by facsimile to (212) 937-3476.

If you have any questions regarding this request, please contact Edwin M. O’Connor of Goodwin Procter LLP at (212) 813-8853.

Sincerely,

AEROVATE THERAPEUTICS, INC.

/s/ Timothy P. Noyes
Timothy P. Noyes
Chief Executive Officer

cc:	George A. Eldridge, Aerovate Therapeutics, Inc.

Edwin M. O’Connor, Goodwin Procter LLP

Alicia M. Tschirhart, Goodwin Procter LLP